UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                      OLYMPIC CASCADE FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    68158N106
                                 (CUSIP Number)

                                  ONE CLARK LLC
                                 MARK GOLDWASSER
                                  120 BROADWAY
                               NEW YORK, NY 10271
                                 (212) 417-8000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 10, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

CUSIP NO. 68158N106
------------ -------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             ONE CLARK LLC
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

             (a) [  ]
             (b) [X*]
------------ -------------------------------------------------------------------
3            SEC USE ONLY

------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS

             WC
------------ -------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT
             TO ITEMS 2(d) or 2(e)
                                                                        [ ]
------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
---------------------------------------- ---------- ----------------------------
                          7          SOLE VOTING POWER
NUMBER OF
SHARES                               587,733**
BENEFICIALLY              ---------- -------------------------------------------
OWNED BY                  8          SHARED VOTING POWER
EACH
REPORTING                            0
PERSON                    ---------- -------------------------------------------
WITH                      9          SOLE DISPOSITIVE POWER

                                     587,733**
                          ---------- -------------------------------------------
                          10         SHARED DISPOSITIVE POWER

                                     0
------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             587,733**
------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                        [ ]
------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             10.5%***
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             OO
------------ -------------------------------------------------------------------

* The reporting  person  expressly  disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** This amount includes 587,733 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock").

*** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

CUSIP NO. 68158N106
------------ -------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MARK GOLDWASSER
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

             (a) [  ]
             (b) [X*]
------------ -------------------------------------------------------------------
3            SEC USE ONLY

------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS

             AF
------------ -------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT
             TO ITEMS 2(d) or 2(e)
                                                                        [X]
------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
---------------------------------------- ---------- ----------------------------
                          7          SOLE VOTING POWER
NUMBER OF
SHARES                               46,300
BENEFICIALLY              ---------- -------------------------------------------
OWNED BY                  8          SHARED VOTING POWER
EACH
REPORTING                            587,733***
PERSON                    ---------- -------------------------------------------
WITH                      9          SOLE DISPOSITIVE POWER

                                     578,686**
                          ---------- -------------------------------------------
                          10         SHARED DISPOSITIVE POWER

                                     587,733***
------------ -------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,166,419***
------------ -------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                        [ ]
------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             19.1%****
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON

             IN
------------ -------------------------------------------------------------------

* The reporting  person  expressly  disclaims (i) the existence of any group and
(ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** This amount includes 517,000 shares of vested unexercised stock options and 15,386 warrants.

*** This amount includes 587,733 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock (the "Preferred Stock").

**** Calculated after including the above referenced shares of Common Stock issuable upon conversion of the Preferred Stock in the numerator and the denominator.

                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)


ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 4 amends and supplements the statements on Schedule 13D, Amendment No. 3, Amendment No. 2, Schedule 13D, Amendment No.1 and the Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.02 per share (the "Common Stock"), of Olympic Cascade Financial Corporation, a Delaware corporation (the "Company" or the "Issuer") and filed with the Securities and Exchange Commission on behalf of the following persons: (i) One Clark LLC; and
(iii) Mark Goldwasser. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by adding thereto the following:

         On February 10, 2005, the Company announced that it has entered into an Agreement and Plan of Merger, dated as of February 10, 2005 (the "Merger Agreement") by and among the Company, FMFC Acquisition Corporation, a wholly owned subsidiary of the Company ("Merger Sub"), and First Montauk Financial Corp. ("First Montauk"). Under the terms of the Merger Agreement, Merger Sub will merge with and into First Montauk (the "Merger"). First Montauk will be the surviving corporation of the Merger and will become a wholly owned subsidiary of the Company.

         Pursuant to the Merger Agreement, the Board of Directors of the Company following the closing is expected to be comprised of seven persons, three of which will be designated by each of the Company and First Montauk. Pursuant to the Merger Agreement, Mark Goldwasser is one of the three designees of of the Company.

         In connection with the Merger Agreement, at the specific request of First Montauk, and as an inducement to First Montauk's willingness to enter into the Merger Agreement, One Clark LLC entered into a Voting Agreement and Irrevocable Proxy with First Montauk (the "Voting Agreement") on February 10, 2005.

         Pursuant to the Voting Agreement, One Clark LLC agreed that at every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, to vote its shares of the Common Stock or any other securities convertible into or exchangeable for Common Stock (the "Securities"): (i) in favor of approval of the Merger Agreement, the Merger, the transactions contemplated thereby and any matter that could reasonably be expected to facilitate the Merger; (ii) in favor of any alternative structure as may be agreed upon by the Company and First Montauk to effect the acquisition by the Company of First Montauk or of control of First Montauk; provided that such alternative structure is on terms in the aggregate no less favorable to the Company's stockholders than the terms of the Merger set forth in the Merger

Agreement; and (iii) against the consummation of any Superior Proposal (as that term is defined in the Merger Agreement) or any other action, proposal, agreement or transaction (other than the Merger, the Merger Agreement or the transactions contemplated thereby) that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, which could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled or which would be inconsistent with the Merger or any other transaction contemplated by the Merger Agreement.

         Further, One Clark LLC agreed not to, directly or indirectly (i) transfer, sell, assign, give, pledge, exchange or pledge, or otherwise dispose of or encumber any of its Securities, or to make any offer or agreement relating thereto; (ii) deposit any of the Securities into a voting trust or enter into a voting agreement or arrangement with respect to such Securities or grant any proxy or power of attorney with respect thereto, in each case, in a manner that conflicts or may conflict with One Clark LLC's obligations under the Voting Agreement; or (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer, exchange or other disposition of or transfer of any interest in or the voting of any of the Securities, in each case, in a manner that conflicts or may conflict with One Clark LLC's obligations under the Voting Agreement.

         The Voting Agreement may be terminated at the option of either party at any time after the earlier of (i) the effective time of the Merger Agreement and
(ii) the date on which the Merger Agreement is terminated in accordance with its terms.

         The foregoing description of the Merger, the Merger Agreement and the Voting Agreement is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement. The Merger Agreement and the Voting Agreement are each filed as an exhibit to this report and are incorporated herein by reference.

         On February 14, 2004, Mr. Goldwasser was granted options to purchase 60,000 shares of the Company's Common Stock under the Company's 2001 Stock Option Plan at $1.375 per share. The stock options shall be fully vested on the grant date and shall expire on February 14, 2010.

         On February 14, 2004, the Company also approved the following with respect to stock options previously granted to Mr. Goldwasser: (i) options to purchase 15,000 shares of the Company's Common Stock under the Company's 2001 Stock Option Plan at $2.00 per share granted on February 12, 2002 were repriced at an exercise price of $1.375 and the expiration date was extended to February 14, 2010; (ii) options to purchase 250,000 shares of the Company's Common Stock under the Company's 2001 Stock Option Plan at $2.00 per share granted on January 23, 2004 were repriced at an exercise price of $1.375, were deemed fully vested and the expiration date was extended to February 14, 2010; (iii) options to purchase 12,000 shares of the Company's Common Stock under the Company's 1999 Stock Option Plan at $3.875 per share granted on January 10, 2001 were cancelled, and Mr. Goldwasser was granted options to purchase 12,000 shares of the Company's Common Stock under the Company's 2001 Stock Option Plan at $1.375 per share with such shares fully vested on the grant date and to expire on February 14, 2010; and (iv) options to purchase 30,000 shares of the Company's Common Stock under the Company's 2000 Stock Option Plan at $6.125 per share granted on August 28, 2000 were cancelled, and Mr. Goldwasser was granted options to purchase 30,000 shares of the Company's Common Stock under the Company's 2001 Stock Option Plan at $1.375 per share with such shares fully vested on the grant date and to expire on February 14, 2010.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and supplemented by adding thereto the following:

(a) According to the Company, there were 4,995,878 shares of Common Stock outstanding as of February 10, 2005. One Clark LLC is the beneficial owner of 587,733 shares of Common Stock (including 587,733 shares of Common Stock issuable upon conversion of the Company's Series A Convertible Preferred Stock), which represents 10.5% of the outstanding shares of Common Stock.

Mark Goldwasser is the direct owner of 578,686 shares of Common Stock. Such amount includes 517,000 shares issuable upon exercise of fully-vested stock options, 15,386 shares issuable upon exercise of warrants and 46,300 shares of Common Stock. Also, because Mr. Goldwasser is the Manager and a member of One Clark LLC, Mr. Goldwasser may be deemed to own beneficially the 587,733 shares of Common Stock issuable upon conversion of the Company's Series A Preferred Stock held by One Clark LLC.

(b) One Clark LLC has the power to direct the vote of 587,733 shares of Common Stock and the power to direct the disposition of 587,733 shares of Common Stock. By virtue of his relationships with One Clark LLC, Mark Goldwasser may also be deemed to have the power to direct the vote of 587,733 shares of Common Stock and the power to direct the disposition of 587,733 shares of Common Stock

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented by adding thereto the following:

            See Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1: Agreement and Plan of Merger, dated February 10, 2005, by and among Olympic Cascade Financial Corporation, FMFC Acquisition Corporation and First Montauk Financial Corp. (incorporated by reference from Exhibit 10.44 to Olympic Cascade Financial Corporation's Current Report on Form 8-K, filed February 11, 2005).

         Exhibit 2: Voting Agreement and Plan of Merger, dated February 10, 2005, by and among One Clark LLC and First Montauk Financial Corp.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2005


ONE CLARK LLC


By: /s/ Mark Goldwasser
    --------------------------------
Name: Mark Goldwasser
Title: Manager


/s/ Mark Goldwasser
------------------------------------
Mark Goldwasser